

SECU **09058304** .MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG Sundal Collier, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

(No. and Street)

New York   New York   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Miller   (212) 371-4344

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue   Lake Success   NY   11042-1066

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FEB 27 2009

Washington, DC
103

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I___Douglas Miller_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___ABG Sundal Collier, Inc._____ , as
of __December 31_____, 2008, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

Nancy J. Cohen
Notary Public State of NY
No 01CO6134863
Qualified in New York County
My Commission Expires 10/11/09

2/23/09

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG Sundal Collier, Inc.
535 Madison Avenue, 17th Floor
New York, NY 10022
(212) 605-3824

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

ABG Sundal Collier, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 24,342,968
Receivable from and deposit with clearing broker	314,826
Receivable from affiliates, net	325,840
Furniture, equipment and leasehold improvements	
(Net of accumulated depreciation and amortization of $901,645)	94,535
Deferred tax asset, net	177,053
Other assets	231,313
Total assets	$ 25,486,535

Liabilities and stockholders' equity

Liabilities

Accrued expenses and other liabilities	$ 281,097
Accrued discretionary bonuses	2,201,000
Payable to affiliates, net	900,914
Income taxes payable	716,597
Total liabilities	4,099,608

Stockholders' equity

Common stock, $0.01 par value; 1,000 shares authorized,	
500 shares issued and outstanding	5
Additional paid-in capital	2,951,463
Retained earnings	18,435,459
Total stockholders' equity	21,386,927
Total liabilities and stockholders' equity	$ 25,486,535

The accompanying notes are an integral part of this financial statement.

1. GENERAL

ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly-owned by ABG Sundal Collier, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – Commissions earned on securities transactions and related expenses are recorded on a trade date basis.

Receivables from and deposit with clearing broker – The resulting net receivable from trade date transactions not settled as of December 31, 2008 and a deposit of $250,000 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and cash equivalents – Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of seven days or less.

Furniture, equipment and leasehold improvements – Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes – The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

New Accounting Pronouncements – In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

3.   **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment and leasehold improvements at December 31, 2008 were as follows:

Furniture	$ 132,021
Computer Equipment	356,098
Telephone Equipment	223,365
Leasehold Improvements	284,696
	996,180
Less: Accumulated Depreciation	(901,645)
	$ 94,535

4.   **INCOME TAX**

The major sources of temporary differences and their deferred income tax effects as of December 31, 2008 are as follows:

Deferred tax assets:	
Depreciation adjustment	$ 52,508
Net operating loss carry-forward	388,768
Less: Valuation allowance	(261,097)
Deferred benefit	(3,126)
Net deferred tax assets	$ 177,053

A valuation allowance of $261,097 was established in prior years for the portion of the federal net operating loss carryforward which may not be utilized due to a prior ownership change. Based upon available evidence, it appears more likely than not that this particular element of the net deferred tax asset will not be realized. The valuation allowance did not change in 2008.

The Company has approximate Federal, state and local income tax net operating loss carryforwards, which expire as follows:

Year Ending December 31,	Amount
2009	$ 109,000
2012	411,500
	$ 520,500

5. RETIREMENT PLAN

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested. For the year ended December 31, 2008, the amount of the Company's contribution was $666,239.

6. COMMITMENTS AND CONTINGENCIES

The Company signed a new lease effective January 1, 2006 for the same office space it previously occupied, which expires on December 31, 2015. In connection with the new lease agreement, the Company was required to maintain a $192,217 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the non-cancellable lease as of December 31, 2008 are as follows:

Year Ending December 31,	Minimum Rent
2009	$ 403,455
2010	403,455
2011	434,490
2012	434,490
2013	434,490
Thereafter	868,980
	$ 2,979,360

7. CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

8. RELATED PARTY TRANSACTIONS

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, interest income and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. For the year ended December 31, 2008, the total amount of the Company's allocated portion of these revenues and expenses was $14,993,198 which is included in commissions, net in the statement of income. Introducing expenses, net of commission revenue of $900,914 is payable to ASA as of December 31, 2008 and is included in payable to affiliate, net in the statement of financial condition. Included in the receivable from affiliate, net is $281,794 due from ABG Sundal Collier Real Estate, Inc. for expenses paid on its behalf. Interest earned on balances receivable from affiliates was $45,829 and is included in interest revenue in the statement of income.

Receivables from affiliates:

Due from ABGSC Ltd. London	$ 44,046
Due from ABGSC Real Estate	281,794
Receivable from affiliates, net	$ 325,840
Payable to ABGSC Norge, Oslo	(900,914)
Payable to affiliate, net	$ (900,914)

The Company grants loans to selected officers and employees. At December 31, 2008, total receivable due from employees was $63,990, which is included in other assets in the statement of financial condition. All loans bear interest at prime plus 1% per annum.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2008, the Company had net capital, as defined, of $21,985,858 which was $21,809,395 in excess of its required net capital of $176,463. At December 31, 2008, the Company had aggregate indebtedness of $2,646,948. The ratio of aggregate indebtedness to net capital was 0.12 to 1.

10. **ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS**

Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

* * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (the "Company"), as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 25, 2009